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                                                                    Exhibit 4.33


September 29, 2005

MICHAEL SOJA

DEAR MR. SOJA:

     As you know, Control Delivery Systems, Inc. (the "Company") is contemplating certain strategic transactions, including a possible sale or merger involving the Company and pSvida Ltd. (the "Potential Acquiror"). There is no assurance that the Company will enter into an agreement with respect to any such transaction or consummate any such transaction even if such an agreement is reached. However, the Company has been advised that the prospects of a combination with the Potential Acquiror would be advanced if you and certain other key personnel were to agree to certain undertakings designed to assure the continuation of your services to the Company for at least a transition period following any such combination. The Company believes that the terms of this letter agreement (this "Retention Agreement") will be in the best interests both of you and the shareholders of the Company by assisting in the realization of the proposed combination.

     The terms of this Retention Agreement set forth herein are as follows:

     The Company and you are parties to a restricted stock award agreement or agreements (the "Stock Agreements") pursuant to which you currently hold 20,000 shares of common stock of the Company that is subject to a substantial risk of forfeiture (the "Restricted Stock"). Schedule A hereto lists the Restricted Stock shares that you hold and the dates on which those shares were awarded to you. Notwithstanding the provisions of the Stock Agreements or any other agreement between you and the Company to the contrary, you hereby agree that the following vesting and forfeiture rules shall apply:

          (a) Except as hereinafter provided, the Restricted Stock subject to the Stock Agreements, including your rights to any cash or property paid with respect thereto or exchanged therefor in connection with a Liquidity Event, or thereafter, (the Restricted Stock and such other securities, cash, property or other rights, if any, being herein referred to as the "Restricted Property") shall vest on the date that is six (6) months after the Liquidity Event Date if you are then employed by the Company or its successor (or a parent or subsidiary thereof) (the "Employer"); provided, that if there has been no Liquidity Event Date by December 31, 2005, the Restricted Property shall vest on June 30, 2006 if you are then still employed by the Employer. The applicable vesting date described in the preceding sentence is hereinafter referred to as the "Scheduled Vesting Date." For purposes of this Retention Agreement, the terms "Liquidity Event" and "Liquidity Event Date" shall have the meaning set forth in the Stock Agreements.

          (b) On the Liquidity Event Date relating to the transaction with the Potential Acquiror you will be granted shares (American Depository Shares or American Depository Receipts, hereinafter "ADSs") of the common equity of the Potential Acquiror traded in the U.S. having a fair market value on the date of closing equal to $122,497.00 (the "Additional Shares"). The Additional Shares shall be subject to the

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     same restrictions as the Restricted Property and shall be treated for all purposes of this Retention Agreement as the Restricted Property. For purposes of this Retention Agreement, "fair market value" means the average of the closing price of pSivida ADSs on the Nasdaq National Market for each of the ten (10) trading days ending on the trading day that is four (4) full trading days prior to the Liquidity Event Date.

          (c) Subject to the following sentence, if your employment with the Employer terminates for any reason prior to the Scheduled Vesting Date all of your Restricted Property shall be automatically and immediately forfeited or vested to the extent provided in the Stock Agreements, Amended and Restated Control Delivery Systems Change of Control Agreement dated August 17, 2004 (the "Change of Control Agreement") and Severance Agreement dated February 20, 2004, as amended (the "Severance Agreement"), except that in applying the provisions of such agreements the Restricted Property shall not be deemed to be vested merely because the Stock Agreements would have provided for scheduled vesting earlier than the Scheduled Vesting Date. Notwithstanding the foregoing, if your employment with the Employer is (i) involuntarily terminated, other than for "Cause" as hereinafter defined, by the Employer, or (ii) terminated by the Participant for "Good Reason" as hereinafter defined, in either case prior to the Scheduled Vesting Date, all of your Restricted Property shall be treated for all purposes as having vested in full immediately prior to such termination of employment. For purposes of the preceding sentence, "Cause" and "Good Reason" shall have the meanings assigned to them in your Change of Control Agreement.

     Upon the occurrence of the Liquidity Event Date the sections of your Stock Agreements captioned "Restrictions on Transfer of Vested Shares" (paragraph (a) only), "Right of First Refusal on Dispositions of Vested Shares" and "Right of Repurchase of Vested Shares" shall be of no further force and effect.

     Except as expressly provided in this Retention Agreement, the terms of your Stock Agreements, Change of Control Agreement, Severance Agreement and other agreements, if any, with the Employer shall remain in full force and effect.

     Nothing in this Retention Agreement shall be construed as either limiting or expanding such rights, if any, as you may have to continued employment with the Employer.

     This Retention Agreement shall be binding on and enforceable against the Company and its successors and assigns and upon and against you and your heirs and assigns.

     This Retention Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts, except for the conflicts of laws provisions thereof.


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     If you agree with the terms of this Retention Agreement, please so indicate by signing the enclosed copy of this Retention Agreement in the space indicated below and returning the enclosed copy to Cristin Rothfuss, whereupon this Retention Agreement shall take effect as of the date first set forth above as an agreement under seal.

                                        CONTROL DELIVERY SYSTEMS, INC.


                                        By: /s/ Lori Freedman
                                            ------------------------------------
                                            /s/ Michael J.Soja
                                            ------------------------------------
                                            Michael J.Soja

The undersigned pSvida Limited hereby
acknowledges its obligations
hereunder as the Potential Acquiror
in the event that a Liquidity Event
involving pSivida occurs and agrees
to be bound by this Agreement and to
perform such obligations upon and
after the closing of a Liquidity
Event involving pSivida.

PSIVIDA LIMITED


By: /s/ Gavin Rezos
    ---------------------------------
Name: Gavin Rezos
      -------------------------------
Title: Managing Director
       ------------------------------


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SCHEDULE A

                                Restricted Stock


1. 20,000 Shares Issued on 08/16/04

2. 60,040 Shares Issued on 10/20/04 derived from:

3. 14,040 Shares issued on 05/28/03 (transferred to above grant)

4. 36,000 Shares issued on 10/07/03 (transferred to above grant)

5. 10,000 Shares issued on 10/07/03 (transferred to above grant)


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